Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

AFRICAN COUNTRIES MAY HARM OWN ECONOMIES BY SEEKING SHORT-TERM GAINS FROM MINING INDUSTRY

Kinshasa, DRC, 16 October 2012 - Randgold Resources chief executive Mark Bristow today warned African governments that they risked damage to their economies by trying to squeeze quick returns from the mining companies in their countries. Randgold has gold mines in Mali and Côte d’Ivoire and is currently developing the giant Kibali gold project in the Democratic Republic of Congo.

Speaking at the DRC’s Mining and Energy Indaba, Bristow said current moves in a number of African countries to amend mining codes on terms less favourable to the mining companies were dangerously short-sighted as they did not take into account the increased risk this might present to the long-term sustainability of the resources industry and its ability to contribute to job creation and economic development.

Bristow noted that when the Kibali gold mine pours its first gold scheduled for the end of next year, it would rank as one of the largest gold mines in Africa and would be an economic boom to the whole of the DRC.

“To achieve that, we need the support of all our stakeholders in the DRC, including the government, as well as of our international investors,” he said.

“Over a projected lifetime of 16 years, it is anticipated that more than 50% of the net pre-tax value generated by the project will be distributed to the State in the form of taxes, royalties and dividends. The DRC state will in fact receive more than the other shareholders who are financing 100% of the project. This figure does not reflect the jobs it will create or the money it will spend with local businesses. What’s important to note is that the estimates from our feasibility study are based on the DRC’s current mining code and fiscal parameters. Any drastic changes to these will have a negative impact on costs, profits and even the life of the mine.”

He said that increasing the tax burden on those who had taken the risk of investing in the DRC would not only damage the country’s fledgling mining industry, it would also discourage future investors from developing new operations which would make profits, pay taxes and provide employment. “I need hardly tell you how damaging that would be to the growth of the DRC and its economy,” he said.

ENQUIRIES:

Mark Bristow	Willem Jacobs
Kibali chairman & Randgold Resources CEO	Randgold GM operations Central & East Africa
+223 6675 0122 / +44 788 071 1386	+243 991 001 222

Louis Watum	Kathy du Plessis
Randgold country manager DRC & GM Kibali Goldmines	Randgold investor & media relations
+243 994 035 464 / +243 817 153 062	+44 20 7557 7738 / randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.